SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 5)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company (Issuer))

JOS. A. BANK CLOTHIERS, INC. (ISSUER)

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer, ESQ.

Senior Vice President – General Counsel

JOS. A. BANK CLOTHIERS, INC.

500 HANOVER PIKE

HAMPSTEAD, MD 21074

(410) 239-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Jeremy D. London, Esq.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP

FOUR TIMES SQUARE

NEW YORK, NEW YORK 10036

(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$300,000,000	$38,640
(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that an aggregate of $300.0 million in value of the common stock, par value $0.01 per share of Jos. A. Bank Clothiers, Inc. will be purchased pursuant to the Offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per million dollars of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,640	Filing Party: Jos. A. Bank Clothiers, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 19, 2014
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 19, 2014, as amended and supplemented by Amendment No. 1 to Schedule TO, filed with the SEC on February 24, 2014, Amendment No. 2 to Schedule TO, filed with the SEC on February 24, 2014, Amendment No. 3 to Schedule TO, filed with the SEC on February 27, 2014, and Amendment No. 4 to the Schedule TO, filed with the SEC on February 28, 2014 (as amended or supplemented, the “Schedule TO”) relating to the offer by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), to purchase an aggregate of up to $300.0 million in value of shares of its common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), at a price of $65.00 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

ITEMS 1 THROUGH 11.

The Offer to Purchase is hereby amended and supplemented as follows.

Section 2, “Purpose of Tender Offer; Certain Effects of the Tender Offer; Other Plans” is hereby amended and supplemented to add the following paragraph after the fourth paragraph of the section entitled “Other Plans”:

“On March 1, 2014, following discussions with Men’s Wearhouse, the Company and Men’s Wearhouse entered into a confidentiality agreement. Promptly thereafter, the Company made available to Men’s Wearhouse and its representatives certain confidential information through an electronic data room.”

Section 10, “Certain Information Concerning the Company” is hereby amended and supplemented to add the above paragraph after the last paragraph under the section entitled “Recent Developments—Men’s Wearhouse Tender Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2014

JOS A. BANK CLOTHIERS, INC.

By:	/s/ Charles D. Frazer
Name: Charles D. Frazer
Title: Senior Vice President – General Counsel

2